

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 9, 2010

Mr. Meetesh Patel
New Energy Technologies
3905 National Drive, Suite 110
Burtonsville, MD 20866

> **RE: New Energy Technologies**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed December 15, 2009**
> **File #333-127953**

Dear Mr. Patel:

We have reviewed your response letter filed February 26, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended August 31, 2009

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, page 4

1. As contemplated by your letter of February 26, 2010, please remove references to the Private Securities Litigation Reform Act and the safe harbor provisions of Section 21E and 27A when you file your amended Form 10-K.

Current Research Agreements, page 10; Certain Relationships and Related Transactions, page 13

2. Please include the information you have provided in response to our prior comment 20 regarding testing of the SolarWindow technology in your amended Form 10-K. Please also include the information you have provided in response to prior comment 25 regarding transactions with related parties in your amended Form 10-K.

Exhibits

3. We note you have agreed to include a number of exhibits in your amended Form 10-K. Please ensure that in addition to listing these exhibits in the exhibit index, you either file them or, if they have been previously filed with other reports or statements, that you properly incorporate them by reference to such filings into the Form 10-K.

Form10-Q for the quarterly period ended November 30, 2009 Item 4T.Controls and Procedures, page 30 (a) Disclosure Controls and Procedures

4. Please amend your Form 10-Q to include the disclosures you provided in response to prior comments 4 and 5 in our letter dated January 28, 2010. In addition, as requested in that comment, please disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746, or, in his absence, to the undersigned at (202) 551-3765.

Sincerely,

Pamela Long
Assistant Director